Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

January 11, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 11, 2022 The Nasdaq Stock Market (the "Exchange") received from Western Acquisition Ventures Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of common stock, par value $0.0001 per share, and one Redeemable Warrant

Shares of common stock, par value $0.0001 per share, included as part of the units

Redeemable warrants included as part of the units, each whole warrant exercisable for one share of common stock at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi